Results Q1 2005

"Ahold strengthens
value proposition
today to invest in
profitable growth
tomorrow"


Anders Moberg, Ahold President & CEO

     Our highlights:
>    Operating income Q1 2005 in line with Q1 2004
> Net income Q1 2005 substantially lower than Q1 2004 mainly due to remeasurement ICA put option in Q1 2004
>    Turnaround U.S. Foodservice on track
>    Continuing to simplify the way we run our business
>    More divestments successfully completed this quarter
>    Further reduction of net debt
>    Quarterly reporting now under IFRS

                                 Q1 2005                    Q1 2004
                                (16 weeks)                 (16 weeks)
--------------------------------------------------------------------------------
Net sales                       (euro) 13.0 billion        (euro) 13.1 billion

Net sales decline                      (1.0%)

Net sales growth excluding
  currency impact*                      2.6%

Operating income                (euro) 346 million         (euro) 349 million

Net income                      (euro) 134 million         (euro) 298 million

Net cash from
operating activities            (euro) 264 million         (euro) 188 million

Net income per share            (euro) 0.09                (euro) 0.19

                                April 24, 2005             January 2, 2005

Net debt*                       (euro) 6.5 billion         (euro) 7.1 billion

* As defined under "Other information".


    Date: June 14, 2005

    Albert Heijnweg 1, Zaandam
    P.O. Box 3050, 1500 HB Zaandam
    The Netherlands
    Tel +31 75 659 5720


 Financial highlights Q1 2005:
o Net sales Q1 2005 of EUR 13.0 billion, a decrease of 1% compared to Q1 2004. Net sales increased by 2.6% excluding currency impact
o    Operating income Q1 2005 of EUR 346 million (Q1 2004: EUR 349 million)
o    Net income Q1 2005 of EUR 134 million (Q1 2004: EUR 298 million)
o Net cash from operating activities Q1 2005 of EUR 264 million (Q1 2004: EUR 188 million)
o    Net debt in Q1 2005 declined by EUR 0.6 billion or 8.6%


Our key priorities for 2005:
o Successful execution of our Road to Recovery strategy including completion of our divestment program
o Implementation of our retail business model to drive sales volume throughout Ahold
o    Further improve operational performance U.S. Foodservice
o    Formulation of our 2006+ strategy following the Road to Recovery


Please note that we plan to publish our Q2 2005 results on September 7, 2005, where our financial calendar originally indicated September 1, 2005. The data included in this press release are unaudited.
Financial reporting is in accordance with IFRS, as expected to be in force at year-end 2005, unless otherwise stated. See further explanation in the "Notes to the Consolidated Interim Statements".
This press release contains certain non-GAAP financial measures, including net debt, which are further discussed under "Other information".


[Graphic omitted] Ahold
www.ahold.com

"Ahold strengthens value proposition today to invest in profitable growth tomorrow"

Creating a firm foundation for profitable growth has been the primary business objective of our Road to Recovery strategy. It is our ambition to establish an organizational, financial and cultural platform for future growth.

As we successfully move forward along our Road to Recovery, we are once again in a position to invest to meet customer needs and create profitable growth.

Our Road to Recovery is now in the year of execution and delivery.

Profitable growth will result from meeting customer needs and simply from doing what is right for the customer. That is why our retail focus is aimed at simplifying the way we run our business and at improving our value proposition.

Simplifying the way we run our business

By simplifying the way we run our business we simply mean removing the complexity. This will make us more efficient and lowers our cost base over time. In the first quarter of 2005 we continued to work on the restructuring of our retail arenas. The impact of this on Stop & Shop and Giant-Landover has been substantial. We clearly saw the upside from the re-engineering of our infrastructure in the arena. Additionally, on May 2nd, we announced a strategic operating plan for Giant-Landover. We have also introduced case-ready meats in the Tops Northeast Ohio division. We've seen the first results of our format rationalization in Poland. Simplifying our way of working is essential to be able to stay competitive.

Improving our value proposition
By improving our value proposition we mean investing in the customer. Doing what is right for the customer. In price and in value. In the first quarter, ICA launched a volume-based strategy built on price and value repositioning. This strategy aligned price with demand, similar to Albert Heijn's program that resulted in even stronger net sales growth in Q1 2005. At Tops, we tested the winning "every-day-low-price" concept developed by Giant-Carlisle to improve the value proposition, with promising results. Our locations are a very significant component of our value proposition and we are embarking on a program which will see some EUR 1.6 billion invested in 2005 in new and replacement stores, remodels and technology. This is intended to bring us back to previous investment levels. Building our value proposition remains key in 2005.

U.S. Foodservice
Another key priority of 2005 is building our value proposition at U.S. Foodservice, where we intend to develop longer-term potential. In this quarter, we continued to work with vendors to improve buying terms and product offerings and we further continue to develop our portfolio of private brands. Compared to the first quarter of last year, we turned an operating loss into operating income, mainly driven by these improvement initiatives focused on increasing our gross margin. We expect that U.S. Foodservice's operating margin before impairment of goodwill will exceed 1.7% no later than 2006.

On May 18, 2005, we announced that we have no current intention of divesting U.S. Foodservice. Rather, we intend to develop the capabilities and performance of U.S. Foodservice to its full potential, which we believe is beyond the levels of performance U.S. Foodservice reached before. We expect to issue in the fall of 2005 additional quantified guidance regarding the long-range operating income of U.S. Foodservice.

Achieving our retail targets

We have set ourselves challenging targets that we are striving to hit. Based upon the successful completion of various harmonization initiatives and our divestment program by the end of 2005, our operating targets for our food retail business for full year 2006 remain 5% net sales growth, 5% operating margin and 14% return on net assets. We have not changed our targets because of our adoption of IFRS.

I am happy with where we are at this point in time. Our signing with a bank syndicate of a new unsecured EUR 2 billion credit facility at far better terms and conditions than the prior facility is an indication that others are noting our progress. We are focused, ambitious and moving fast as we simplify our business while we strengthen our value proposition to invest in our future and create a firm foundation for profitable growth.


Anders C. Moberg
On behalf of the Corporate Executive Board
Zaandam, June 14, 2005

Ahold Group


Condensed statements of operations
---------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                       Q1              Q1                %
                                                      2005            2004             change
Net sales                                            12,966          13,092            (1.0%)

Operating income                                        346             349            (0.9%)
   Operating income as % of net sales                  2.7%            2.7%

Net financial expense                                 (212)            (68)          (211.8%)
Income taxes                                           (35)            (70)             50.0%
Share in income (loss) of JVs and eq. inv.               30              23             30.4%
Minority interest                                       (5)             (5)              0.0%
Income (loss) from discontinued operations               10              69           (85.5%)

Net income                                              134             298           (55.0%)

Net income per share (in EUR) - basic                  0.09            0.19
----------------------------------------------------------------------------------------------

Highlights

Net income

o Net sales were negatively impacted by lower currency exchange rates, in particular that of the U.S. dollar. Net sales excluding currency impact increased by 2.6% in Q1 2005.
o Operating income remained flat, as the lower net sales were offset by an improved gross profit.
o Net financial expense increased significantly mainly due to the gain on the remeasurement of the fair value of the ICA put option (EUR 141 million) in Q1 2004. This was partially offset by a favorable decline in net interest expense by 9.8% related to lower costs of borrowing, lower gross debt and higher average cash balances.
o We recorded a tax expense of EUR 35 million in Q1 2005 on pre-tax earnings of EUR 134 million resulting in an effective tax rate of 26.1% (Q1 2004:
     24.9%).
o Share in income of joint ventures and equity investees increased by EUR 7 million primarily due to the higher share in income from ICA.
o Despite improved operational results of the discontinued operations, the lower results from discontinued operations is mainly explained by the loss on the divestments of BILO, Bruno's and G. Barbosa of EUR 1 million compared to a gain on divestments of EUR 80 million in Q1 2004.

Net financial expense
----------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                     Q1                 Q1                %
                                                    2005               2004            change
Interest income                                        29                20             45.0%
Interest expense                                    (222)             (234)              5.1%
Net interest expense                                (193)             (214)              9.8%
Gain (loss) on foreign exchange                         3                 5           (40.0%)
Other financial income and expense                   (22)               141          (115.6%)
----------------------------------------------------------------------------------------------
Net financial expense                               (212)              (68)          (211.8%)
----------------------------------------------------------------------------------------------

Net financial expense
o The decline in net interest expense was primarily attributable to the net impact of lower costs of borrowing and lower gross debt mainly as a result of the early repayment of the EUR 920 million convertible subordinated notes in Q2 2004 and the termination of the December 2003 Credit Facility in February 2005. In addition, the decline was favorably impacted by the USD/EUR exchange rate and higher average cash balances. It was unfavorably impacted by the acceleration of amortization of upfront fees related to the termination of December 2003 Credit Facility.
o The significant movement in other financial income and expense primarily arose from the gain in Q1 2004 relating to the remeasurement of the fair value of the ICA put option (EUR 141 million). In addition, as of Q3 2004 one of our derivative instruments no longer qualified for hedge accounting treatment with fair value movements of this derivative recorded in our statement of operations accordingly. In Q1 2005, the change in the fair value resulted in a loss of EUR 22 million.

Ahold Group

Net debt
------------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                               April 24,          Jan 2,      % change
                                                                   2005            2005
Loans                                                             5,416           5,360
Finance lease liabilities                                         1,568           1,515
Cumulative preferred lease financing shares                         666             666
------------------------------------------------------------------------------------------------------
Total long-term debt                                              7,650           7,541
Short-term borrowings                                               660             604
Current portion of loans                                          1,748           1,760
Current portion of finance lease liabilities                         97             107
------------------------------------------------------------------------------------------------------
Gross debt                                                       10,155          10,012           1.4%
Less: other cash and investments*                                 3,686           2,937          25.5%
------------------------------------------------------------------------------------------------------

Net debt                                                          6,469           7,075         (8.6%)
---------------------------------------------------------------------------------------

* Cash and cash equivalents including cash on hand:

Cash and cash equivalents                                          3,947          3,204
Cash on hand                                                         261            267
------------------------------------------------------------------------------------------------------
Other cash and cash equivalents                                    3,686          2,937

Net debt
o Net debt decreased from EUR 7.1 billion at the end of Q4 2004 to EUR 6.5 billion at the end of Q1 2005, predominantly as a result of higher cash balances from the divestments of BI-LO and Bruno's, Disco in Argentina and
     G. Barbosa in Brazil. These positive contributors were partially offset by the unfavorable impact of the USD/EUR exchange rate development versus Q4 2004.
o As an additional note, the December 2003 Credit Facility remained undrawn upon termination on February 15, 2005, except for the letter of credit tranche of USD 573 million which was subsequently transferred to the new 5-year EUR 2 billion unsecured, multi-currency credit facility in May 2005.

Net cash flow
--------------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                                     Q1             Q1
                                                                    2005           2004         % change
Net cash from operating activities                                   264            188            40.4%
Net cash from investing activities                                   504            272            85.3%
Net cash from financing activities                                  (15)            (9)          (66.7%)
Net cash from operating, investing and
financing activities                                                 753            451              67%
--------------------------------------------------------------------------------------------------------

Net cash flow
o Net cash from operating activities increased by EUR 76 million mainly due to changes in working capital, partially offset by increased income tax payments.
o Net cash flow from investing activities increased significantly due to a higher cash generation from divestment of subsidiaries, partially offset by lower cash flow from the disposal of tangible fixed assets. For more details on divestments of subsidiaries, see "Divestments" below.

Ahold Group

Net sales per segment*
-------------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                                     Q1             Q1
                                                                   2005           2004         % change
Stop & Shop/Giant-Landover Arena                                  3,848          3,870           (0.6%)
Giant-Carlisle/Tops Arena                                         1,491          1,542           (3.3%)
Albert Heijn Arena                                                2,003          1,922             4.2%
Central Europe Arena                                                406            354            14.7%
Schuitema                                                           940            942           (0.2%)
-------------------------------------------------------------------------------------------------------
Total retail                                                      8,688          8,630             0.7%

U.S. Foodservice                                                  4,278          4,462           (4.1%)

Group Support Office                                                  -              -

Ahold Group                                                      12,966         13,092           (1.0%)
-------------------------------------------------------------------------------------------------------

Net sales growth excluding currency impact                         2.6%
-------------------------------------------------------------------------------------------------------

* Segment reporting was revised as a result of the impact of our divestment program on our organizational structure. See Notes to the Consolidated Interim Statements.

Summary per segment

Net sales per segment
Net sales from discontinued operations are excluded from consolidated net sales retroactively, and are consequently not included in the net sales per segment.
o Stop & Shop/Giant-Landover Arena net sales decreased by 0.6%. Net sales in U.S. dollars increased by 4.6% compared to Q1 2004. Net sales in the first quarter of 2005 included net sales from the American Sales Company to BI-LO and Bruno's, which prior to their divestment in the first quarter, were eliminated as intercompany sales. Adjusted for this, net sales in U.S. dollars increased by 2.9% versus Q1 2004.
o Giant-Carlisle/Tops Arena net sales decreased by 3.3%. Net sales in U.S. dollars increased by 1.7% compared to Q1 2004. We have been able to increase our market share in our Giant-Carlisle areas due to our customer loyalty programs together with effective pricing and promotional activities. In contrast, net sales in our Tops areas declined primarily as a result of six store closures in the north-east Ohio region.
o Net sales at the Albert Heijn Arena increased mainly by Albert Heijn's strong identical sales performance as a result of higher number of customer visits.
o Net sales growth at Central Europe in the first quarter of 2005 was 14.7%. Net sales growth excluding currency impact was 2.5% mainly due to store openings.
o Net sales at Schuitema were approximately at the same level as last year, primarily as a result of higher volumes.
o Net sales at U.S. Foodservice decreased by 4.1% due to a lower USD/EUR exchange rate. Net sales in U.S. dollars increased by 0.9%, as the impact of the company's national account customer rationalization plan was more than offset by the positive effect of food price inflation.

Ahold Group

Operating income (loss) per segment*
-----------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                                     Q1          Q1
                                                                   2005        2004          % change
Stop & Shop/Giant-Landover Arena                                    235         255            (7.8%)
Giant-Carlisle/Tops Arena                                            39          53           (26.4%)
Albert Heijn Arena                                                   90          88              2.3%
Central Europe Arena                                               (12)        (21)             42.9%
Schuitema                                                            27          29            (6.9%)
Other retail                                                          2           1            100.0%
-------------------------------------------------------------------------------------------------------
Total retail                                                        381         405            (5.9%)

U.S. Foodservice                                                     17        (21)            181.0%

Group Support Office                                               (52)        (35)           (48.6%)

Ahold Group                                                         346         349            (0.9%)
-------------------------------------------------------------------------------------------------------

* Segment reporting was revised as a result of the impact of our divestment program on our organizational structure. See Notes to the Consolidated Interim Statements.

Summary per segment
Operating income (loss) per segment

Operating income (loss) from discontinued operations is excluded from consolidated operating income (loss) retroactively, and is consequently not included in the operating income (loss) per segment.
o Stop & Shop/Giant-Landover Arena operating income decreased by 7.8%. Operating income in U.S. dollars decreased by 2.8% compared to Q1 2004. Our Stop & Shop/Giant-Landover Arena recorded a lower operating income resulting from the impact of negative identical sales growth, lower gross margin and higher operational costs, which offset savings from integration. Q1 2004 results included costs in the amount of USD 22 million for the integration of Stop & Shop and Giant-Landover.
o Giant-Carlisle/Tops Arena operating income decreased by 26.4%. Operating income in U.S. dollars decreased by 22.7% compared to Q1 2004. Despite increased margins at our Giant-Carlisle/Tops Arena we faced higher operating costs related to medical and insurance costs that decreased our operating income. In addition, in Q1 2004, we had an adjustment of USD 8 million related to the dissolution of Ahold Real Estate Corporation which favorably impacted operating income.
o Operating income at Albert Heijn improved as result of the successful repositioning program and lower cost structure.
o Our Central European gross margins improved. Additionally, improved efficiency and the divestment of our 13 large Polish hypermarkets impacted the operating loss positively.
o Schuitema results were unfavorably affected by primarily impairments of intangible and tangible fixed assets, offset by cost reduction programs.
o The turnaround of an operating loss to an operating income at U.S. Foodservice was mainly attributable to substantial improvements in gross margin.
o The increased operating expenses at GSO are as a result of increased corporate activities primarily related to Sarbanes-Oxley Act, IFRS and IT projects in Q1 2005 compared to Q1 2004.

Stop & Shop/Giant-Landover Arena

Stop & Shop/Giant-Landover Arena - highlights for the quarter in millions of USD unless otherwise stated

                                    Q1 2005      Q1 2004      %change

Net sales                            5,030        4,807         4.6%

Identical sales growth              (1.2%)

Comparable sales growth             (0.7%)

Operating income                       307          316       (2.8%)

Number of stores                       564          545         3.5%

Stop & Shop/Giant-Landover Arena
--------------------------------

SS                                    Q1 2004    Q2 2004    Q3 2004    Q4 2004    Q1 2005
Net sales                               4,807      3,676      3,564      4,058      5,030
Operating income as % of net sales      6.58%      5.41%      3.72%      5.23%      6.11%


Analysis

Business highlights
o The market share of the Stop & Shop/Giant-Landover Arena developed positively, principally as a result of the favorable market share development of Stop & Shop.
o Increased prices on perishable commodities, which were not passed on to our customers, had a negative impact on the gross margin.
o In Q1 2005 we established a partnership with Staples which will extend our office supply offerings. This concept will be rolled out to all our Stop & Shop and Giant-Landover stores during 2005.
o Our Nature's Promise (organic and natural products) assortment, currently consisting of 78 food items, shows promising net sales numbers. Another 16 produce items will be launched during the summer.
o On May 2, 2005, we announced a strategic operating plan to improve the cost structure, net sales and gross margin of Giant-Landover, over the coming years.

Net sales
o Net sales in the first quarter of 2005 included USD 83 million of net sales from the American Sales Company to BI-LO and Bruno's which, prior to their divestment in the first quarter, were eliminated as intercompany sales. Adjusted for this USD 83 million, the net sales increased by 2.9% versus Q1 2004.
o Identical sales at Stop & Shop declined by 0.2%, while identical sales at Giant-Landover declined by 3.6%. Although negative, the identical sales growth for the Arena have improved over the last two quarters.
o Comparable sales at Stop & Shop increased by 0.2%, while Giant-Landover declined by 3.0%.
o Peapod continues to show strong net sales growth resulting from an increased order count and a higher average basket value.

Operating income
o In Q1 2005 our gross margin decreased compared to Q1 2004 primarily as a result of the intercompany transfer rate of the American Sales Company sales to BI-LO and Bruno's and - as mentioned above - lower perishable margins.
o Although in Q1 2005 overhead expenses were lower than Q1 2004 as a result of the integration, this improvement was offset by the impact of negative identical sales growth and higher costs for utilities, snow removal, and insurance, resulting in no overall improvement in operating expenses as a percentage of net sales.
o Q1 2005 operating income was USD 9 million lower resulting from lower results at Stop & Shop and Giant-Landover mainly due to the impact of negative identical sales, lower gross margin and higher operating costs, which offset savings from integration. Q1 2004 results included costs in the amount of USD 22 million for the integration of Stop & Shop and Giant-Landover.
o Q1 2005 included fixed asset impairment charges of USD 3 million compared to USD 1 million in Q1 2004 and no gains or losses on the sale of real estate compared to USD (4) million in Q1 2004.

Giant-Carlisle/Tops Arena


GiantCarlisle/Tops Arena - highlights for the quarter
-----------------------------------------------------------------
in millions of USD unless otherwise stated

                                  Q1 2005      Q1 2004   % change


Net sales                           1,949        1,916       1.7%


Identical sales growth               1.3%


Comparable sales growth              1.9%


Operating income                       51           66    (22.7%)


Number of stores                      476          481     (1.0%)


Giant-Carlisle/Tops Arena
-------------------------

GC                                    Q1 2004    Q2 2004    Q3 2004    Q4 2004    Q1 2005
Net sales                               1,916      1,496      1,396      1,672      1,949
Operating income as % of net sales      3.46%      3.16%     -0.19%      1.78%      2.64%

Analysis

Business highlights

o Q1 2005 Giant-Carlisle market share developed positively while the market share of Tops declined primarily as a result of six store closures.
o At Giant-Carlisle we continue to have a positive impact from our customer loyalty programs together with effective pricing and promotional activities.
o We opened our second Martin's format store, which is an important step in the improvement and rationalization program at Tops.
o We have also announced additional closure of three Tops stores in North East Ohio region.
o Additionally we continue to improve our offerings at Tops. One important example is the case ready meat program offered in North East Ohio region to provide better variety to our customers in a more efficient way.

Net sales
o Net sales at our Giant-Carlisle/Tops Arena in the first quarter of 2005 increased by 1.7%.
o Identical sales of Giant-Carlisle increased by 3.7% mainly due to growth in sales per customer driven by our successful customer loyalty programs within a very competitive market. Identical sales for Tops declined by 1.2% mostly impacted by a lower identical customer count.
o Comparable sales at Giant-Carlisle increased by 4.6%, while comparable sales for Tops declined by 1.0%.

Operating income
o Our gross margin improved as a result of more effective promotional spending and continuous improvement in mix, merchandising and operational efficiencies in perishables.
o Improvements made in net sales and gross margin during Q1 2005 were offset by higher operating costs, especially in medical and insurance costs.
o In Q1 2004, an adjustment of USD 8 million related to the dissolution of Ahold Real Estate Corporation favorably impacted operating income.
o Operating income in Q1 2005 decreased by 22.7% primarily as a result of the above-mentioned increases in medical and insurance costs and the dissolution of the Ahold Real Estate Corporation.

Albert Heijn Arena

Albert Heijn Arena - highlights for the quarter
------------------------------------------------------------
in millions of EUR unless otherwise stated

                           Q1 2005       Q1 2004    % change


Net sales                    2,003         1,922        4.2%


Identical sales growth        3.7%


Comparable sales growth       4.0%


Operating income                90            88        2.3%


Number of stores             1,629         1,617        0.7%


Albert Heijn Arena
------------------

AH                                    Q1 2004    Q2 2004    Q3 2004    Q4 2004    Q1 2005

Net sales                               1,992      1,455      1,411      1,629      2,003
Operating income as % of net sales      4.60%      4.56%      5.60%      5.11%      4.49%

Analysis

Business highlights
o Albert Heijn was able to improve its net sales growth performance further reaping the benefits of its price repositioning strategy initiated during Q4 2003 and which is still ongoing.
o Within the Albert Heijn Arena- Etos and Albert Heijn, together having approximately 1,100 stores-have both started successfully their repositioning in Health, Beauty and Care categories. The repositioning is based on our volume growth strategy.
o Significant volume growth in private label strongly outperformed volume growth of A-brands.
o In a deflationary market, as a result of the strong price competition Albert Heijn has increased its customer base and substantially increased its volumes.
o Cost reduction programs and productivity improvement measures, initiated in previous periods, contributed to a structural lower cost base.

Net sales

o Net sales at our Albert Heijn Arena in the first quarter of 2005 increased by 4.2% to EUR 2.0 billion (Q1 2004: EUR 1.9 billion).
o    Albert Heijn net sales increased by 4.9% to EUR 1.8 billion (Q1 2004: EUR
     1.7 billion). Albert Heijn continued its repositioning program in the Dutch retail market by, among other things, repositioning the Health, Beauty and Care categories in this quarter.
o Identical sales at our Albert Heijn Arena increased by 3.7%. In a deflationary market, identical sales at Albert Heijn increased by 4.3%, primarily as a result of a higher number of customer visits.

Operating income
o Operating income in the first quarter of 2005 increased by 2.3% compared to last year in our Albert Heijn Arena.
o Albert Heijn operating income developed favorably driven by increased identical sales, higher volumes and cost reductions.
o Lower consumer prices at Albert Heijn combined with increased promotional activities as part of the repositioning strategy caused substantial pressure on gross margins.
o Private label sales at Albert Heijn are developing favorably driven by a broader private label offering and increased promotional activity during the first quarter of 2005. As a result volumes went up substantially compared to Q1 2004.
o Continuing focus on store expenses and overhead costs combined with effects of earlier cost saving programs and productivity measures created a structural lower cost base leading to cost savings of approximately 1.3%-pt in Albert Heijn compared to Q1 2004. Albert Heijn continues to reinvest these savings in improving their value proposition.
o Operating income was negatively influenced by higher fixed assets impairments of EUR 2.0 million (Q1 2004: EUR 0.8 million)

Central Europe Arena


Central Europe Arena - highlights for the quarter
-------------------------------------------------------------------
in millions of EUR unless otherwise stated

                               Q1 2005        Q1 2004      % change

Net sales                          406            354         14.7%


Identical sales growth          (0.6%)


Comparable sales growth         (0.6%)


Operating loss                    (12)           (21)         42.9%


Number of stores                   436            431          1.2%


Central Europe Arena
--------------------

CE                                    Q1 2004    Q2 2004    Q3 2004    Q4 2004    Q1 2005
Net sales                                 354        404        423        501        406
Operating loss as % of net sales       -5.86%     -2.25%     -7.48%      1.57%     -3.00%


Analysis

Business highlights
o In the first quarter of 2005 the divestment of our 13 large Polish hypermarkets was completed successfully.
o To enhance our competitive position in Central Europe, we continued our aggressive pricing policy, improved our product assortment and expanded our private label products.
o Additionally, a simplified business model was put in place in Q1 2005, which will favorably affect our cost structure and enhance our customer focus.
o Since Q1 2004 we opened 28 stores and closed 23 stores of which 13 were hypermarkets and 10 were unprofitable smaller stores. In Q1 2005 the second hypermarket in Prague was opened, located in the new shopping center Nove Butovice.

Net sales
o Net sales at our Central Europe Arena in the first quarter of 2005 increased by 14.7% to EUR 406 million (Q1 2004: EUR 354 million). The net sales growth in the first quarter of 2005 excluding currency impact was 2.5%. Excluding the Polish hypermarkets which were divested during the first quarter, this growth would have been 9.3% in local currencies.
o The identical sales growth of our compact hypermarkets and our supermarkets in Central Europe was positive, resulting from more customers despite a lower basket size. The identical sales for the Arena declined by 0.6% mainly due to our divested hypermarkets in Poland that were still included for two months.

Operating loss
o Despite intensive price competition in Central Europe, the gross margins increased primarily as a result of more centralized sourcing.
o The operating expenses as a percentage of net sales in Q1 2005 were favorable compared to last year, mainly due to a focus on cost reduction.
o Q1 2005 operating loss was positively impacted by the divestment of the 13 large Polish hypermarkets. This was partially offset by impairments of fixed assets and deteriorating results of our divested hypermarkets that were operationally still included for two months in 2005 (net impact EUR 3 million).

Schuitema


Schuitema - highlights for the quarter
-----------------------------------------------------------------
in millions of EUR unless otherwise stated

                         Q1 2005         Q1 2004         % change


Net sales                    940             942           (0.2%)


Operating income              27              29           (6.9%)


Number of stores             472             476


Schuitema
---------

                                      Q1 2004    Q2 2004    Q3 2004    Q4 2004    Q1 2005
Net sales                                 942        717        693        799        940
Operating loss as % of net sales        3.10%      2.44%      0.48%      1.97%      2.87%


Analysis

Business highlights

o Schuitema was able to sustain at the same level of net sales, despite the ongoing price competition and a deflationary retail market, resulting in a slightly increased market share for C1000.
o Since Q1 2004, Schuitema redesigned 41 stores to the successful new C1000 format which provides larger stores with customer-appealing layouts.
o The total sales area increased by 3.6% compared to Q1 2004 from 413,000 sqm to 428,000 sqm.

Net sales
     o Net sales at Schuitema in the first quarter 2005 were approximately at the same level as in the first quarter of 2004 (EUR 0.9 billion), mainly as a result of higher volumes.
     o The average retail price in the Netherlands for food and non-alcoholic beverages was lower in March 2005 compared to March 2004.

Operating income
     o Q1 2005 operating income included impairments of tangible fixed assets of EUR 4 million and impairment of intangible assets EUR 2 million.
     o Apart from these effects, Q1 2005 operating income increased primarily resulting from successful cost reduction programs.

U.S. Foodservice

U.S. Foodservice - highlights for the quarter
-----------------------------------------------------------------------
in millions of USD unless otherwise stated

                                     Q1 2005     Q1 2004       % change


Net sales                              5,592       5,542           0.9%


Operating income (loss)                   22        (26)         184.6%


U.S. Foodservice
----------------

USF                                   Q1 2004    Q2 2004    Q3 2004    Q4 2004    Q1 2005
Net sales                               5,542      4,438      4,384      4,483      5,592
Operating income (loss) as %
of net sales                           -0.46%      0.87%      0.63%      0.59%      0.39%

Analysis

Business highlights
o The turnaround of U.S. Foodservice is on track. We continue to focus on restoring the profitability of U.S. Foodservice.
o We are continuing to work with vendors to improve buying terms and product offerings.
o We are improving our street selling strategies and developing our portfolio of private brands.
o We are implementing best practices and proven technologies to improve efficiency and service performance of company warehouse operations, inbound logistics and outbound logistics.
o We continue to make progress on our USFAST project, our company-wide initiative to improve integrity, accuracy and availability of information to support our business objectives.

Net sales
o Net sales growth continues to be negatively impacted by the company's national account customer rationalization plan. For the quarter, the impact was approximately (3.0%) and was more than offset by the positive effect of food price inflation.

Operating income (loss)
o Operating income for the first quarter of 2005 improved sharply versus the first quarter of the prior year, mainly driven by a higher gross margin. Despite seasonally lower marketing activity in the first quarter, the operating margin remained close to the level of the prior three quarters.
o Cost reduction initiatives with suppliers and enhanced selling strategies were the main drivers of the higher gross margin.
o Operating efficiencies mitigated the impact of rising fuel and other inflationary cost pressures.

ICA - unconsolidated joint venture


ICA - highlights for the quarter
--------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                       Q1 2005     Q1 2004        % change


Net sales                                1,828       1,890          (3.3%)


Operating income                            20          15           33.3%

ICA - unconsolidated joint-venture
----------------------------------

ICA                                   Q1 2004    Q2 2004    Q3 2004    Q4 2004    Q1 2005
Net sales                               1,890      1,930      1,942      2,108      1,828


Analysis

Business highlights

o ICA is implementing a simplified and integrated organizational structure. Staff and cost reductions will improve competitiveness in their markets.
o On March 7, 2005, a successful price reduction program started in Sweden. Volume growth in March was higher than market growth breaking a 2 year trend of having lower growth than market growth.
o Hakon Invest AB, the 40% owner of ICA AB, has decided to go public with an IPO to the Stockholm Stock Exchange.
o    In January 2005, ICA launched the joint venture with Kesko in the Baltics.
o A new assortment called "Gott Liv!" with healthy and tasty products, was launched in April this year.

Net sales
o Net sales decreased by 3.3% to EUR 1.8 billion (Q1 2004: EUR 1.9 billion). In SEK net sales decreased by 4.5% due to entering into a 50/50 unconsolidated joint venture involving Kesko and ICA Baltic operations in January 2005 as well as the divestment of the Danish subsidiary in August 2004.
o    In Sweden, net sales ICA grew in line with market growth.
o Following price reductions in March, volume growth at ICA Sweden was higher than market growth breaking a two-year trend with lower than market growth.
o In Norway, store sales were down compared to Q1 2004 mainly due to the divestment of stores, strong competition from price focused retail players and a store conversion/repositioning program
o ICA Meny (foodservice) reported strong net sales growth due to gain of new customers.
o Net sales in the unconsolidated joint ventures Rimi Baltics and Netto Sweden are developing positively.

Net income
o The operating result in Sweden was negatively impacted by the price reduction program costs, as well as increased logistic and distribution expenses.
o Operating result in Norway was lower than Q1 2004 due to lower net sales following the store conversion program.
o Net income was positively impacted by lower financial and tax expenses as well as better results from their non consolidated subsidiaries.

Consolidated Statements of Operations

In millions of EUR except per share data or if          IFRS         IFRS         Reclass         IFRS    Dutch GAAP        %change
otherwise stated                                     Q1 2005      Q1 2004    discontinued   adjustment       Q1 2004     under IFRS
                                                                               operations
Net sales                                             12,966       13,092        (2,278)             -      15,370           1.0%
Cost of sales                                       (10,279)     (10,418)          1,744             -    (12,162)           1.3%
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                           2,687        2,674          (534)             -       3,208           0.5%

Operating expenses
Selling expenses                                     (1,899)      (1,876)            428            10      (2,314)        (1.2%)
General and administrative expenses                    (397)        (397)             90           (3)        (484)          0.0%
Intangible asset amortization                           (43)         (43)              5            47         (95)          0.0%
Impairment of intangible and tangible
   fixed assets                                          (12)          (4)              1           (1)          (4)      (200.0%)
Gain on disposal of tangible fixed assets                 10          (5)              1             -          (6)        300.0%
Net gain (loss) on divestments                             -            -           (80)           530        (450)
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                             (2,341)      (2,325)            445           583      (3,353)        (0.7%)
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                  346          349           (89)           583        (145)        (0.9%)

Financial expense, net
Interest income                                           29           20            (3)             -           23         45.0%
Interest expense                                       (222)        (234)             23           (11)       (246)          5.1%
Gain (loss) on foreign exchange                            3            5              -              -           5       (40.0%)
Other financial income and expense                      (22)          141              -            141           -      (115.6%)
---------------------------------------------------------------------------------------------------------------------------------
Net financial expense                                  (212)         (68)             20            130       (218)      (211.8%)

---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        134          281           (69)            713       (363)       (52.3%)

Income taxes                                            (35)         (70)              -           (12)        (58)         50.0%
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) after income taxes                          99          211           (69)            701       (421)       (53.1%)

Share in income (loss) of joint ventures
 and equity investees                                     30           23              -              2          21         30.4%
Minority interest                                        (5)          (5)                                       (5)          0.0%
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations             124          229           (69)           703        (405)       (45.9%)

Income (loss) from discontinued operations                10           69             69             -            -       (85.5%)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        134          298              -           703        (405)       (55.0%)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common
 shareholders per common share - basic                  0.09         0.19
Net income (loss) available to common
 shareholders per common share - diluted                0.09         0.19
Weighted average number of common shares
outstanding (x 1,000) basic                        1,554,264    1,552,603
Weighted average number of common shares
outstanding (x 1,000) diluted                      1,555,259    1,594,846

Average USD exchange rate
 (Euro per U.S. dollar)                               0.7651       0.8051


Consolidated Balance Sheets


In millions of EUR unless otherwise          IFRS           IFRS      Reclassification      IFRS        Dutch GAAP
stated                                     April 24,     January 2,     discontinued     adjustment     January 2,
                                             2005           2005         operations                        2005
ASSETS

Non-current assets
Intangible assets
     Goodwill                                    2,014         1,942                 -           (26)         1,968
     Other intangible assets                       510           486              (35)              6           515
Total intangible assets                          2,524         2,428              (35)           (20)         2,483

Tangible fixed assets                            7,114         6,949             (796)          (430)         8,175

Financial assets
     Investment in joint ventures and
      equity investees                             844           828               (1)             18           811
     Deferred tax assets                           722           627               (5)             23           609
     Other financial assets                        614           762               (2)            490           274
Total financial assets                           2,180         2,217               (8)            531         1,694

Total non-current assets                        11,818        11,594             (839)             81        12,352

Current assets
     Inventory                                   2,186         2,182             (381)              -         2,563
     Accounts receivable                         2,026         2,163             (171)              -         2,334
     Other current assets                          595           640               (7)            461           186
     Cash and cash equivalents                   3,947         3,204              (66)              -         3,270
     Assets held for sale                          305         1,583             1,464            119             -
Total current assets                             9,059         9,772               839            580         8,353

TOTAL ASSETS                                    20,877        21,366                 -            661        20,705

LIABILITIES AND EQUITY

Group Equity                                     4,250         3,963                 -          (703)         4,666

Provisions
     Pensions and other retirement
benefits                                           665           747              (44)             59           732
     Deferred tax liability                        185            69              (80)             57            92
     Resturcturing provisions                       24            37               (5)            (1)            43
     Other provisions                              806           659              (29)             10           678
Total provisions                                 1,680         1,512             (158)            125         1,545

Non-current liabilites
     Loans                                       5,416         5,360              (25)            351         5,034
     Finance lease lilabilities                  1,568         1,515             (296)          (386)         2,197
     Cumulative preferred financing shares         666           666                 -            666             -
     Other non-current liabilities                 340           358               (9)            146           221
Total non-current liabilities                    7,990         7,899             (330)            777         7,452

Current liabilities
     Short-term borrowings and current
portion of loans and finance lease
liabilities                                      2,505         2,471              (25)            457         2,039
     Income tax payable                            104           295                27              -           268
     Payroll taxes, social security
      and VAT                                      215           173              (29)              -           202
     Accounts payable                            2,605         2,743             (260)              -         3,003
     Other current liabilities                   1,383         1,404             (131)              5         1,530
     Liabilities related to assets
held for sale                                      145           906               906              -             -
Total current liabilities                        6,957         7,992               488            462         7,042

TOTAL LIABILITIES AND EQUITY                    20,877        21,366                 -            661        20,705

End of period USD exchange rate (Euro
per U.S. dollar)                                0.7653        0.7375


Condensed Statements of Group equity


Condensed Statements of Group equity
in millions of EUR unless otherwise stated        Q1 2005          Q1 2004

Shareholders' equity opening balance                3,900            3,287
  Minority interest opening balance                    63               67
Group equity opening balance                        3,963            3,354

  Net income (loss)                                   134              298
  Other reserves                                     (16)              (8)
  Equity settled share-based payments                   6                6
  Transfer cumulative translation difference of the
   divestments to the statement of operations
   ("CTA losses")                                      23                -
  Exchange rate differences in foreign interests      141              136
  Minority interest                                   (1)              (3)
--------------------------------------------------------------------------
Group equity closing balance                        4,250            3,783
--------------------------------------------------------------------------

Condensed Consolidated Statements of Cash Flows *

in millions of EUR unless otherwise stated
                                                    Q1 2005             Q1 2004

Cash flows from operating activities
Income (loss) before income taxes from continuing
  operations                                        134                 281
Income (loss) before income taxes from
  discontinued operations                             9                (12)
---------------------------------------------------------------------------
Income (loss) before income taxes including
  discontinued operations                           143                 269


Adjustments for:
    Depreciation, amortization and impairments      301                 338
    Gain on disposal of tangible fixed assets      (10)                   5
    Gain (loss) on foreign exchange                 (4)                   -
    Derivatives                                      20               (141)
---------------------------------------------------------------------------
Operating cash flow before changes in working
  capital                                           450                 471

Changes in working capital:
    Accounts receivable                             (9)                 113
    Other current assets                             55                (34)
    Inventory                                        62                 117
    Accounts payable                              (201)               (435)
    Current liabilities                            (89)                (17)
---------------------------------------------------------------------------
Total changes in working capital                  (182)               (256)

Change in other non-current assets                   34                   5
Change in other provisions                           12                   -
Corporate income taxes paid                        (47)                (23)
Change in other non-current liabilities             (3)                 (9)
---------------------------------------------------------------------------
Net cash from operating activities                  264                 188

Cash flows from investing activities
Purchase of tangible and intangible fixed assets
  assets                                          (225)               (238)
Divestments of tangible and intangible fixed
  assets                                             27                 101
Acquisition of consolidated subsidiaries              -                 (9)
Divestments of consolidated subsidiaries            675                 380
Dividends from joint ventures and equity
  investees                                          22                  16
Investments in joint ventures and equity investees
  investees                                         (4)                 (2)
Change in loans receivable                            9                  24
---------------------------------------------------------------------------
Net cash from investing activities                  504                 272

Cash flows from financing activities
Change in minority interest                         (7)                 (9)
Changes in long-term debt                          (32)                (79)
Changes in derivatives                                5                   8
Payments of finance lease liabilities              (25)                (23)
Change in short-term loans payable                   38                  85
Other equity changes                                  6                   9
---------------------------------------------------------------------------
Net cash from financing activities                 (15)                 (9)

Net cash from operating, investing and financing
  activities                                        753                 451

Cash and cash equivalents at beginning of the
  quarter of continuing operations                3,204               3,210
Cash and cash equivalents related to
  discontinued operations                            66                 130
---------------------------------------------------------------------------
Cash and cash equivalents at beginning of the
  quarter including discontinued operations       3,270               3,340
Cash from divested subsidiaries                    (61)                (13)
Effect of exchange rate differences on cash and
  cash equivalents                                 (10)                  48
---------------------------------------------------------------------------
Cash and cash equivalents at end of quarter       3,952               3,826
---------------------------------------------------------------------------

Cash and cash equivalents at end of the
  quarter of continuing operations                3,947               3,734
Cash and cash equivalents related to
  discontinued operations                             5                  92
---------------------------------------------------------------------------
Cash and cash equivalents at end of quarter       3,952               3,826
---------------------------------------------------------------------------
* Cash flows statements include cash flows from both continuing and discontinued operations. See notes to the consolidated interim statements for cash flow statements of discontinued operations.

Notes to the Consolidated Interim Statements

Basis of presentation

From 2005 onwards, Koninklijke Ahold N.V. ("Ahold") is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). This change applies to all financial reporting for accounting periods beginning on or after January 1, 2005. IFRS requires comparative information for one year in the annual report and consequently Ahold's transition date to IFRS is December 29, 2003, which was the start of fiscal year 2004.

The unaudited consolidated interim financial information included in this press release has been prepared in accordance with IFRS, as it is expected to be in force at year end 2005. IFRS is subject to ongoing review and endorsement by the European Union ("EU") and possible amendment by interpretative guidance from the International Accounting Standards Board ("IASB") and, therefore, may be subject to change before the 2005 year-end. All existing standards issued by the IASB are fully endorsed by the EU, except for IAS 39. The EU has issued a revised version of IAS 39 and has endorsed this version rather than the full IASB standard. Ahold has applied the full IASB standard as of transition date. The EU changes to IAS 39 will not affect Ahold's financial reporting under IFRS.

A reconciliation of consolidated statement of operations, balance sheet, net income and group equity as previously reported under Dutch GAAP is provided within this press release. Further information on the conversion to IFRS, including changes in accounting policies, can be found in Ahold's press release issued on May 17, 2005 and the IFRS Technical Conversion Memo on the Ahold website at www.ahold.com.

IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). US GAAP information is not included in this press release. A reconciliation between IFRS and US GAAP will be included in Ahold's 2005 annual report.

Ahold's reporting calendar is based on 13 periods of 4 weeks. The fiscal year of Ahold's operations in Central Europe corresponds to the calendar year and ends on December 31. The quarters that these entities used for interim financial reporting end on March 31, June 30 and September 30.

The first quarters reported in this interim financial report each consists of 4 periods of 4 weeks (16 weeks). U.S. Foodservice's reporting calendar is typically based on four quarters each consisting of 3 periods of respectively 5, 4 and 4 weeks (13 weeks). The difference between the first quarters reported by U.S. Foodservice and the first quarters included in this interim financial report is based on a proportionate part (3/5th) of reported results of U.S. Foodservice for period 4, resulting in a consolidated first quarter that contains the same number of days compared to the first quarter of Ahold.

Segment reporting
Reference is made to "Ahold Group - Summary per segment" for segment reporting of net sales and operating income. Ahold operates in two business areas (retail and foodservice) that contain nine business segments. In addition, Ahold's Group Support Office is presented as a separate segment. The segments have been determined based on internal reporting practices and on how the Ahold's management evaluates the performance of operations and allocates resources.

In the first quarter of 2005, Ahold revised its segment reporting as a result of the impact of its divestment program on its organizational structure. We have transferred our joint ventures JMR and ICA from Other Europe to Rest of World. Subsequently, we have renamed those segments into Schuitema and Other retail, respectively. Prior period segment reporting presented for comparative purposes has been adjusted accordingly.


The segment reporting structure, as revised in the first quarter of 2005, is as follows:

Retail                                         Significant operations included in the business segment
Stop & Shop/Giant-Landover Arena               Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena                      Giant-Carlisle and Tops
BI-LO/Bruno's Arena                            BI-LO and Bruno's1
Albert Heijn Arena                             Albert Heijn, ETOS, Gall & Gall and Ahold Coffee Company
Central Europe Arena                           Czech Republic, Poland and Slovakia
Schuitema                                      Schuitema
Other retail                                   Spain2, Asia3, South America4 and the unconsolidated joint ventures ICA (60%)5, Jeronimo Martins Retail ("JMR") (49%),
                                               Bodegas Williams & Humbert S.A. ("W&H") (formerly known
                                               as Luis Paez) (50%)6 and Paiz Ahold S.A. (50%)
Total retail

Foodservice
U.S. Foodservice                               U.S. Foodservice
Deli XL                                        Deli XL
Total foodservice

Group Support Office                           Corporate Staff (the Netherlands, Switzerland and the U.S.)
Ahold Group


1.   Ahold sold BI-LO and Bruno's in January 2005.

2.   Ahold sold its Spanish operations in December 2004.

3.   Ahold sold the last of its operations in Asia in March 2004.

4. Ahold sold its operations in South America, except that its transfer of the remaining approximately 15% of the shares of Disco has not been completed.

5. Ahold increased its stake in ICA from 50% to 60% effective November 5, 2004.
6.   Ahold completed the sale of its 50% interest in W&H in May 2005.

The accounting policies used for the segment reporting are the same as the accounting policies that we expect to use for the 2005 consolidated financial statements. Consequently, net sales and operating income from joint ventures and equity investees and discontinued operations are not included in the segmented financial information, since these are not included in the consolidated net sales and operating income of Ahold. Share in income (loss) from joint ventures and equity investees mainly relates to Ahold's share in income (loss) from joint ventures in the segment Other retail.

Divestments

During the first quarter of 2005, Ahold completed several divestments. The following table summarizes the cash received, net assets relating to these divestments and reversals from shareholders' equity that resulted in gain (loss) on divestments of EUR (1) million and EUR 80 million for the first quarters of 2005 and 2004, respectively. Any assets or liabilities of the divested companies that were not transferred to the buyer are excluded from the table below.

The reversals from shareholders' equity consist of accumulated foreign currency translation adjustments. Accumulated foreign currency translation adjustments previously recorded directly in shareholders' equity as a result of the translation of the accounts of foreign subsidiaries are recognized in the statements of operations upon the disposal of the subsidiary. Upon transition to IFRS, as permitted by a one-time exemption, as set out in IFRS 1, Ahold set the cumulative translation adjustment reserve to zero for all investments in foreign subsidiaries, joint ventures and equity investees as of December 29, 2003. Consequently, reversals from shareholders' equity upon divestments consists of cumulative translation adjustments that arose after December 29, 2003.

The net result on divestments, included in income from discontinued operations, is as follows:


Net gain (loss) on divestments
--------------------------------------------------------------------------------
In millions of EUR unless otherwise stated

                                                            Q1 2005      Q1 2004

Cash received                                                   675          380
Cash from escrow (sale of shares in Disco in Q4 2004)         (198)           -
Receivable consideration                                         66           -
Net assets divested                                           (521)        (299)
Cumulative translation adjustments                             (23)          (1)

--------------------------------------------------------------------------------
Net gain (loss) on divestments                                  (1)           80

The divestments during Q1 2005 related to the following entities:

BI-LO/Bruno's (Business Segment Retail - BI-LO/Bruno's)
On January 31, 2005, Ahold completed the sale of BI-LO and Bruno's to an affiliate of the Lone Star Funds for total gross sales proceeds of up to USD 660 million. In connection with the sale, Ahold received USD 560 million in cash proceeds and a letter of credit for USD 100 million has been placed in escrow. BI-LO and Bruno's retained all of their debt obligations and other liabilities including capitalized lease obligations. Within 18 months of closing, Ahold will be entitled to receive the balance of the purchase price of up to USD 100 million, depending upon BI-LO and Bruno's achieving certain targets relating to dispositions of inventory, real estate and other assets.

G. Barbosa - (Business Segment Retail - Other retail)
In December 2004, Ahold agreed to sell G. Barbosa Comercial Ltda. ("G. Barbosa") to an affiliate of ACON Investments, a U.S.- based investment firm. G. Barbosa is a food retailer with 32 hypermarkets and supermarkets with a strong position in the states of Sergipe and Bahia in the North East of Brazil. G. Barbosa also operates its in-store credit card CrediHiper. The transaction closed on April 11, 2005. The divestment of G. Barbosa completed Ahold's divestiture program in Brazil.

During the first quarter of 2005, other divestments occurred which did not relate to entities qualifying as discontinued operations. Consequently, gains or losses are included in net income (loss) from continuing operations rather than in income (loss) from discontinued operations. These divestments included, but were not limited to the divestment of 13 Hypernova hypermarkets in Poland (Central Europe Arena).

Discontinued operations

Income (loss) from discontinued operations per segment, consisting of net gain
(loss) on divestments and operational net income (loss) from discontinued operations, is as follows:

Income (loss) from discontinued operations
------------------------------------------------------------------------------------------
In millions of EUR unless otherwise stated


Business segments         Discontinued operations                  Q1 2005         Q2 2004


Retail
Bi-LO /Bruno's Arena      Bl-LO and Bruno's                              7              15
Other retail              Spain, Thailand, Bompreco/ Hipercard,          1              54
                          Disco and G. Barbosa
------------------------------------------------------------------------------------------
Total retail                                                             8              69


Foodservice
Deli XL                   Deli XL                                        2               0
------------------------------------------------------------------------------------------
Total foodservice                                                        2               0

Ahold Group                                                             10              69
------------------------------------------------------------------------------------------

The condensed statements of operations, the carrying amounts of the major classes of assets and liabilities, and the condensed statements of cash flows related to discontinued operations are as follows:

Discontinued operations - Condensed statements of operations
-----------------------------------------------------------------------------
In millions EUR unless otherwise started
                                                   Q1 2005            Q1 2004
Net sales                                              584              2,278

Cost of sales                                        (476)            (1,744)

-----------------------------------------------------------------------------
Gross profit                                           108                534

Total operating expenses                              (95)              (526)

-----------------------------------------------------------------------------
Operating income (loss)                                 13                  8

Net financial expense                                  (4)               (20)

-----------------------------------------------------------------------------
Income (loss) before income taxes                        9               (12)

Income taxes                                             2                  1

-----------------------------------------------------------------------------
Net Income (loss)                                       11               (11)
-----------------------------------------------------------------------------


Discontinued operations - Condensed balance sheets
-------------------------------------------------------------------------------
In millions EUR unless otherwise started
                                                   April 24,      January 2,
                                                        2005            2005

Total non-current assets                                  70             839
Total current assets                                     143             631
----------------------------------------------------------------------------
Total assets                                             213           1,470
Total provisions                                          13             158
Total non-current liabilities                              2             330
Total current liabilities                                118             418
Total current liabilities                                133             906
----------------------------------------------------------------------------
Total liabilities                                        133             906

Shareholders' equity and intercompany balances            80             564

Discontinued operations - Condensed cash flow statements
---------------------------------------------------------------------------------------------
In millions EUR unless otherwise started
                                                                   Q1 2005            Q1 2004
Net cash from operating activities                                     (19)               (83)

Net cash from investing activities                                      (2)                (4)

Net cash from financing activities                                      (2)               (30)

---------------------------------------------------------------------------------------------
Net cash from operating, investing and financing activities            (23)              (117)

Cash and cash equivalents at the beginning of the quarter               66                130

Change in intercompany accounts                                         23                 76

Cash from divested subsidiaries                                        (61)               (13)

Effect of exchange rate differences on cash and cash equivalents         -                 16

---------------------------------------------------------------------------------------------
Cash and cash equivalents related to discontinued operations             5                 92


Subsequent events

Ahold announced on April 28, 2005 that it had reached agreement on the divestment of its chain of 198 convenience stores of its U.S. subsidiary Tops Markets LLC ("Tops") to WFI Acquisition, Inc., a corporation formed by Nanco Enterprises, Inc. and Bruckmann, Rosser, Sherrill & Co, Inc. These are Ahold's remaining convenience stores in the United States. The stores will continue to operate under the banners of Wilson Farms and Sugarcreek. The transaction is subject to the fulfillment of certain closing conditions and regulatory approvals. The closing of the transaction, the price of which was not disclosed, is expected in the second quarter of 2005. The convenience stores did not qualify as discontinued operation under IFRS.

On May 13, 2005, Ahold completed the sale of its 50% interest in Bodegas Williams & Humbert, S.A. ("W&H" and formerly known as Luis Paez) to an entity controlled by the Medina family, which held the remaining 50% stake in W&H. W&H is a winery based in the Spanish city of Jerez de la Frontera. The transaction amount was not disclosed. W&H did not qualify as discontinued operation under IFRS.

Ahold announced on May 18, 2005, that it had signed a new credit facility with a syndicate of 15 banks. The five-year EUR 2 billion unsecured syndicated multi-currency facility will be used for general corporate purposes and for the issuance of letters of credit. The margin is 75 bps, which is subject to a pricing grid based on Ahold's credit rating. The facility is subject to a leverage covenant, which falls away when the corporate rating is BBB/Baa2 or better. Ahold announced on February 15, 2005, that it had terminated the three-year revolving December 2003 credit facility and was in discussions with financial institutions to establish a new credit facility with more favorable terms and conditions.

On June 8, 2005, Ahold repaid its EUR 1.5 billion 6.375% note which matured on that date using its available cash balances.

Table A - Impairment of intangible and tangible fixed assets

In millions of EUR                    Q1 2005                Q1 2004

Stop & Shop/Giant-Landover Arena          (1)                    (1)
Giant-Carlisle/Tops Arena                   -                    (2)
Albert Heijn Arena                        (2)                    (1)
Central Europe Arena                      (2)                      -
Schuitema                                 (6)                      -
Other retail                                -                      -
--------------------------------------------------------------------
Total retail                             (11)                    (4)

U.S. Foodservice                            -                      -

Group Support Office                      (1)                      -

Ahold Group                              (12)                    (4)
--------------------------------------------------------------------


Table B - Gain on disposal of tangible fixed assets

In millions of EUR                   Q1 2005      Q1 2004

Stop & Shop/Giant-Landover Arena           -          (4)
Giant-Carlisle/Tops Arena                  -          (1)
Albert Heijn Arena                         1          (1)
Central Europe Arena                       7            -
Schuitema                                  1            1
Other retail                               -            -
---------------------------------------------------------
Total retail                               9          (5)

U.S. Foodservice                           1            -

Group Support Office                       -            -

Ahold Group                               10          (5)
---------------------------------------------------------

Table C - Quarterly net sales and trends


net sales in millions of EUR              Q1 2005    Q4 2004    Q3 2004     Q2 2004    Q1 2004
unless otherwise stated                (16 weeks) (12 weeks)  (12 weeks)  (12 weeks) (16 weeks)

Ahold Group                    EUR
Net sales                                 12,966     10,787     10,172      10,530     13,092
Net sales growth versus last
  year Q (%)                              (1.0%)
Number of stores                           3,609      4,072      4,879       4,882      4,898

Stop & Shop/Giant-Landover
 Arena                         USD
Net sales                                 5,030       4,058      3,564       3,676      4,807
Net sales growth versus last
  year Q (%)                               4.6%       10.8%       0.3%        2.7%       1.3%
Number of stores                            564         563        553         546        545

Giant-Carlisle/Tops Arena      USD
Net sales                                 1,949       1,672      1,396       1,496      1,916
Net sales growth versus last
  year Q (%)                               1.7%       15.2%       0.1%        6.6%       2.4%
Number of stores                            476         483        481         480        481

Albert Heijn Arena             EUR
Net sales                                 2,003       1,629      1,411       1,455      1,922
Net sales growth versus last
  year Q (%)                               4.2%        9.2%       2.2%        1.3%       0.0%
Number of stores                          1,629       1,628      1,622       1,621      1,617

Central Europe Arena           EUR
Net sales                                   406         501        423         404        354
Net sales growth versus last
  year Q (%)                              14.7%        9.8%       9.9%        0.7%       1.1%
Number of stores                            436         442        434         432        431

Schuitema                      EUR
Net sales                                   940         799        693         717        942
Net sales growth versus last
  year Q (%)                             (0.2%)       11.4%     (1.0%)        1.4%     (0.4%)
Number of stores                            472         471        470         476        472

U.S. Foodservice               USD
Net sales                                 5,592       4,483      4,384       4,438      5,542
Net sales growth versus last
  year Q (%)                               0.9%        8.0%       3.0%        7.5%       4.6%


Table D - Reconciliation of net income (loss) Q1 2004 from Dutch GAAP to IFRS

IFRS net income (loss) impact - Q1 2004
-------------------------------------------------------------------------------
in millions of EUR


Net loss in accordance with Dutch GAAP                                    (405)

Cumulative preferred financing shares                                      (13)
Convertible bond                                                            (6)
ICA put option                                                              141
Derivative instruments and revaluation of loans                               -
Post-employment benefits                                                     15
Bifurcation of leased land and buildings                                      -
Other real estate related differences                                       (2)
Non-current assets held for sale and discontinued operations                  6
Discounting of long-term provisions                                           1
Share-based payments                                                        (6)
Goodwill and other intangible assets with indefinite lives                   47
Deferred tax impact on adjustments to IFRS                                 (12)
Net gain (loss) on divestments                                              530
IFRS impact on equity investees                                               2
-------------------------------------------------------------------------------
Total IFRS impact on net income (loss)                                      703
-------------------------------------------------------------------------------
Net income in accordance with IFRS                                          298
-------------------------------------------------------------------------------


Table E - Reconciliation of group equity April 18, 2004 from Dutch GAAP to IFRS


IFRS group equity impact - Q1 2004
---------------------------------------------------------------------------
in millions of EUR

As of April 18, 2004


Group equity in accordance with Dutch GAAP                            5,175
---------------------------------------------------------------------------

Cumulative preferred financing shares                                 (666)
Convertible bond                                                         22
ICA put option                                                        (460)
Derivative instruments and revaluation of loans                        (91)
Post-employment benefits                                              (446)
Bifurcation of leased land and buildings                                 44
Other real estate related differences                                  (26)
Non-current assets held for sale and discontinued operations              1
Discounting of long-term provisions                                      12
Goodwill and other intangible assets with indefinite lives               48
Deferred tax impact on adjustments to IFRS                              172
IFRS impact on equity investees                                         (2)
---------------------------------------------------------------------------

Total IFRS impact on group equity                                   (1,392)
---------------------------------------------------------------------------

Group equity in accordance with IFRS                                  3,783
---------------------------------------------------------------------------

Other Information

Definitions
     o Comparable sales: identical sales plus net sales from replacement stores.
     o Currency impact: the impact of using different exchange rates to translate the financial information of Ahold's non-Euro subsidiaries to Euros. For comparison purposes, the financial information of the previous year is adjusted using the actual exchange rates in order to eliminate this currency impact.
     o    Identical customer count: customer count from exactly the same stores.
     o    Identical sales: net sales from exactly the same stores.
     o    Market share: refers to data published by A.C. Nielsen.

Non-GAAP financial measures

In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into Euro or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

The press release also includes other non-GAAP financial measures:
(1) net sales excluding currency impact;
(2) net sales growth excluding currency impact; and
(3) net debt, which is the difference between (i) the sum of long term debt and short term debt ("gross debt") and (ii) cash and cash equivalents less cash on hand ("other cash and cash investments"). Management believes that net debt is a useful measure for investors. In management's view, because other cash and cash investments can be used, among other things, to repay indebtedness, netting this against total debt is a useful measure of the company's leverage. Readers are cautioned that net debt might imply that there is less debt than the comparable measures under IFRS indicate and net debt may include certain cash items that are not readily available for repaying debt.
(4) operating margin before impairment of goodwill. Management believes that the measure of U.S. Foodservice's operating margin before impairment of goodwill is a useful measure because it provides additional information to measure the operating performance of U.S. Foodservice.

Forward-looking Statements Notice

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to investing to meet customer needs and creating profitable growth; statements as to our key priorities for 2005, including successful execution of our Road to Recovery strategy, completion of our divestment program, implementation of our retail business model (and its impact on sales volume throughout Ahold), further improving operational performance, restoring the profitability and developing the longer-term potential of U.S. Foodservice and steps being taken to achieve this, including working with vendors to improve buying terms and product offerings, improving our street selling strategies and developing our portfolio of private brands, improving efficiency and service performance of U.S. Foodservice's warehouse operations, inbound logistics and outbound logistics and continuing to make progress on the USFAST project, and formulation of our future strategy following the Road to Recovery; statements regarding our plans to publish our second quarter results on September 7, 2005; statements as to establishing a platform for profitable growth as a result of our Road to Recovery strategy; statements with respect to our simplifying the way we run our business and its favorable effect on our cost base, efficiency and customer focus, including the restructuring of our retail arenas and its impact; statements as to improving our value proposition to customers (including at U.S. Foodservice); statements as to our expectations as to U.S. Foodservice's operating margin before impairment of goodwill exceeding 1.7% no later than 2006, our intention not to divest U.S. Foodservice, that we intend to develop the capabilities and performance of U.S. Foodservice to its full potential which we believe is beyond its historical performance levels and our intention to issue in the fall of 2005 additional guidance regarding U.S. Foodservice's long-range operating income; statements as to expected investment levels in stores; statements as to our food retail operating targets for full year 2006 of 5% net sales growth, 5% operating margin and 14% return on net assets; statements as to the extension of our partnership with Staples to all our Stop & Shop and Giant-Landover stores; statements regarding the launching of 16 new Nature's Promise produce items; statements as to the expected benefits of the strategic operating plan for Giant-Landover, including improved cost structure, net sales and gross margin; statements as to the expected closing of three Tops stores; statements regarding the expected continuation of the price repositioning strategy at Albert Heijn and the reinvestment of cost savings to improve its value proposition; statements as to the expected benefits of the simplified business model for our Central Europe Arena, including the impact on its cost structure and customer focus; the expected improvement in competitiveness of ICA from staff and cost reductions; statements as to our plans to prepare our consolidated financial statements in accordance with IFRS, the expectation that IFRS as used by us in preparing our interim financial information will continue to be in force as of year end 2005, the impact of compliance with IFRS and IAS 39 on our unaudited consolidated interim financial information and our plans to include the reconciliation between IFRS and US GAAP in our 2005 annual report; statements as to the accounting policies for segment reporting that we expect to use for our 2005 consolidated financial statements; statements as to the timing of payments with respect to the balance of the purchase price of BI-LO and Bruno's; statements as to the timing of the closing of the sale of our Tops convenience stores in the United States; and statements regarding use of proceeds under our multi-currency facility. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, increases or changes in competition in the markets in which our subsidiaries and joint ventures operate, the actions of competitors, vendors, unions and other third parties, the actions of our customers, including their acceptance of new products and private label products and their reactions to new store formats, store locations, changes in our pricing policies and product offering and our other strategies, our ability to implement and complete successfully our plans and strategies and to meet our targets or delays or additional costs encountered in connection with their implementation or achievement, the benefits from and resources generated by our plans and strategy being less than or different from those anticipated, the inability to reduce costs or realize cost savings in the manner or to the extent planned, the reaction of our associates to operational and other changes in the working environment, our ability to reach agreements acceptable to us and/or to find buyers for the remaining operations we are divesting, the inability to address, or delays in addressing, legal obstacles to the consummation of the announced or expected divestments and store and facility closings, the inability to satisfy, or delays in satisfying, other closing conditions with respect to the sale of the Tops convenience stores or other expected divestments, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third-parties, the diversion of management's attention from implementing our plans and strategy, difficulties or delays in the implementation of new operational improvements and systems, unanticipated delays in the formulation of the 2006 strategy, unanticipated delays in publishing out second quarter results, unforeseen impacts of IFRS, including changes to IFRS, IAS 39 or other accounting requirements, or changes to the application or interpretation of IFRS prior to year end 2005, as a result of the review and endorsement by the EU or amendment by the IASB of interpretative guidance, unanticipated delays in completing the reconciliation between IFRS and US GAAP in our 2005 annual report, difficulties in realizing on future payments owed by the purchasers of BI-LO and Bruno's, unanticipated needs for additional store investment, our liquidity needs exceeding expected levels, fluctuations in exchange rates or interest rates, the inability to satisfy any of the conditions for borrowing under the new credit facility and other factors discussed in our public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."